Exhibit 99.1

SKEENA RESOURCES LIMITED

Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited)

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited – expressed in thousands of Canadian dollars)

	Note	June 30, 2022	December 31, 2021

ASSETS

Current
Cash and cash equivalents		$36,486	$40,313
Marketable securities	8	617	840
Receivables	5,10	4,290	7,254
Prepaid expenses		2,807	5,789

		44,200	54,196
Marketable securities	8	-	4,252
Deposits		1,932	2,208
Exploration and evaluation interests	7	86,921	75,531
Capital assets	9	18,075	18,775

Total assets		$151,128	$154,962

LIABILITIES

Current
Accounts payable and accrued liabilities		$13,184	$12,537
Current portion of lease liability		427	494
Flow-through share premium liability	11	6,208	12,413

		19,819	25,444
Long-term lease liability		757	818
Provision for closure and reclamation		3,415	5,151

Total liabilities		23,991	31,413
SHAREHOLDERS’ EQUITY

Capital stock	12	416,977	361,982
Reserves	12	32,904	40,608
Deficit		(322,744)	(279,041)

Total shareholders’ equity		127,137	123,549

Total liabilities and shareholders’ equity		$151,128	$154,962

NATURE OF OPERATIONS (NOTE 1)

CONTINGENCIES (NOTE 14)

SUBSEQUENT EVENTS (NOTE 15)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed “Craig Parry”	signed “Suki Gill”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	2

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited – expressed in thousands of Canadian dollars, except share and per share amounts)

	Note	For the three months ended June 30,		For the six months ended June 30,
		2022	2021	2022	2021
Accretion		$16	$26	$34	$64
Administrative salaries	10	1,209	529	1,772	1,219
Communications		649	328	1,202	571
Consulting		128	1,164	254	1,890
Depreciation	9	67	81	144	181
Exploration and evaluation	7	22,955	23,619	42,959	52,812
Flow-through share premium recovery	11	(4,246)	(4,991)	(7,114)	(8,031)
Insurance		469	109	1,011	216
Interest income		(90)	(52)	(146)	(132)
Loss (gain) on marketable securities	8	1,023	(2,350)	(771)	(1,726)
Office and administration		198	191	361	340
Professional fees		200	459	638	786
Share-based payments	10,12	1,903	6,708	3,072	7,461
Transfer agent and listing fees		153	162	202	244
Travel		53	1	85	1

Net loss and comprehensive loss for the period		$(24,687)	$(25,984)	$(43,703)	$(55,896)

Loss per share – basic and diluted		$(0.36)	$(0.44)	$(0.65)	$(1.00)

Weighted average number of common shares outstanding – basic and diluted		69,059,604	58,400,736	67,447,971	55,895,868

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	3

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited – expressed in thousands of Canadian dollars, except shares)

								Total
	Capital Stock		Reserves					Shareholders’
	(Note 12)		(Note 12)				Deficit	Equity
	Shares	Amount	Options	Restricted Share Units	Investment Rights	Warrants
Balance, December 31, 2020	54,185,499	$241,340	$14,885	$-	$-	$14,200	$(161,474)	$108,951
Private placements	1,197,398	21,553	-	-	-	-	-	21,553
Bought deal financing	4,637,097	57,500	-	-	-	-	-	57,500
Exercise of options	2,072,945	10,814	(4,077)	-	-	-	-	6,737
Share issue costs	-	(2,933)	-	-	-	-	-	(2,933)
Flow-through share premium	-	(7,047)	-	-	-	-	-	(7,047)
Share-based payments	-	-	8,364	-	-	-	-	8,364
Tahltan Investment Rights	-	-	-	-	5,000	-	-	5,000
Loss for the period	-	-	-	-	-	-	(55,896)	(55,896)
Balance, June 30, 2021	62,092,939	$321,227	$19,172	$-	$5,000	$14,200	$(217,370)	$142,229

Balance, December 31, 2021	65,392,363	$361,982	$23,710	$198	$2,500	$14,200	$(279,041)	$123,549
Acquisition of QuestEx Gold & Copper Ltd.	1,082,553	9,528	267	-	-	61	-	9,856
Exercise of options	456,456	3,605	(1,198)	-	-	-	-	2,407
Vesting of Restricted Share Units	48,074	200	-	(200)	-	-	-	-
Exercise of warrants	2,812,500	41,701	-	-	-	(11,326)	-	30,375
Share issue costs	-	(39)	-	-	-	-	-	(39)
Share-based payments	-	-	3,879	813	-	-	-	4,692
Loss for the period	-	-	-	-	-	-	(43,703)	(43,703)
Balance, June 30, 2022	69,791,946	$416,977	$26,658	$811	$2,500	$2,935	$(322,744)	$127,137

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	4

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – expressed in thousands of Canadian dollars)

	For the six months ended June 30,
	2022	2021
OPERATING ACTIVITIES
Loss for the period	$(43,703)	$(55,896)
Items not affecting cash
Accretion	38	99
Depreciation	931	828
Loss on sale of equipment	87	-
Flow-through share premium recovery	(7,114)	(8,031)
Realized gain on marketable securities	-	(892)
Unrealized gain on marketable securities	(771)	(834)
Share-based payments	4,692	8,364
Changes in non-cash operating working capital
Receivables	3,054	(605)
Prepaid expenses	3,025	193
Accounts payable and accrued liabilities	(1,470)	(5,917)
Net cash used in operating activities	(41,231)	(62,691)

INVESTING ACTIVITIES
Purchase of marketable securities	-	(3,415)
Proceeds from sale of marketable securities	-	1,256
Deposits refunded (paid)	501	(17)
Exploration and evaluation asset expenditures	(6)	(475)
Purchase of capital assets	(638)	(4,024)
Proceeds from disposal of capital assets	239	38
Consideration paid on acquisition of QuestEx Gold & Copper Ltd.	(18,749)	-
Transaction costs on acquisition of QuestEx Gold & Copper Ltd.	(889)	-
Cash acquired on acquisition of QuestEx Gold & Copper Ltd.	5,037	-
Proceeds from sale of assets acquired from QuestEx Gold & Copper Ltd.	19,341	-
Net cash provided by (used in) investing activities	4,836	(6,637)

FINANCING ACTIVITIES
Lease payments	(175)	(956)
Private placements	-	21,553
Bought deal financing	-	57,500
Proceeds from issuance of Tahltan Investment Rights	-	5,000
Proceeds from warrant exercises	30,375	-
Proceeds from option exercises	2,407	6,737
Share issue costs	(39)	(2,933)
Net cash provided by financing activities	32,568	86,901

Change in cash and cash equivalents during the period	(3,827)	17,573
Cash and cash equivalents, beginning of the period	40,313	37,821

Cash and cash equivalents, end of the period	$36,486	$55,394

Cash and cash equivalents comprise:
Cash	$26,829	$20,165
Cash equivalents	9,657	35,229
Cash and cash equivalents, end of the period	$36,486	$55,394

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (NOTE 13)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	5

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

1.	NATURE OF OPERATIONS

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties focused in British Columbia. The Company’s corporate office is located at Suite 650, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3. The Company’s stock is trading on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange under the ticker symbol “SKE”, and on the Frankfurt Stock Exchange under the ticker symbol “RXF”. The Company is in the exploration stage with respect to its mineral property interests.

The Company relies on share issuances in order to fund its exploration and evaluation activities and other business objectives. As at June 30, 2022, the Company has cash and cash equivalents of $36,486,000. Based on forecasted expenditures, this balance will be sufficient to fund the Company’s committed exploration and evaluation expenditures and general administrative costs for at least the next twelve months. However, if the Company continues its current level of exploration and evaluation activities throughout the next twelve months, the current cash balances will not be sufficient to fund these expenditures. In the longer term, the Company’s ability to continue as a going concern is dependent upon successful execution of its business plan (including bringing the Eskay Creek project to profitable operations), raising additional capital or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of shares. There can be no guarantees that future equity financings will be available on acceptable terms or at all, in which case the Company may need to reduce its longer-term exploration and evaluation plans.

On February 23, 2022, the Company incorporated a wholly-owned subsidiary, Golden Triangle Transport Corp., for the purpose of complying with the regulatory safety requirements relating to Eskay Creek property.

On June 1, 2022, the Company acquired all of the issued and outstanding common shares of QuestEx Gold & Copper Ltd. (“QuestEx”) (Note 6).

2.	BASIS OF PRESENTATION

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for full financial statements as at and for the year ended December 31, 2021.

Except as described in Note 3, the same accounting policies were used in the preparation of these unaudited condensed interim consolidated financial statements as for the most recent annual consolidated financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

The Board of Directors approved these unaudited condensed interim consolidated financial statements on August 11, 2022.

Condensed Interim Consolidated Financial Statements	6

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant accounting estimates and judgments

The preparation of these unaudited condensed interim consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. Significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2021, except for the following:

•	Fair values of exploration and evaluation assets acquired

The cost of acquiring exploration and evaluation assets is capitalized and represents their fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s mineral resources, including its exploration potential.

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ADOPTED

New standards and interpretations adopted on January 1, 2022

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

On May 14, 2020, the IASB issued a narrow scope amendment to IAS 16, Property, Plant and Equipment: Proceeds Before Intended Use. The amendment prohibits deducting from the cost of mineral properties, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and the related cost of sales in profit or loss.

This amendment is effective for annual periods beginning on or after January 1, 2022. The extent of the impact of adoption of this amendment has been determined to have no material impact on the financial statements.

New standards and interpretations not yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current.  The amendments:

•	clarify that the classification of liabilities as current or non-current should only be based on rights that are in place "at the end of the reporting period";
•	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and
•	make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

Condensed Interim Consolidated Financial Statements	7

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ADOPTED (continued)

New standards and interpretations not yet adopted (continued)

Classification of Liabilities as Current or Non-current (Amendments to IAS 1) (continued)

This amendment is effective for annual periods beginning on or after January 1, 2023.  Earlier application is permitted. The extent of the impact of adoption of this amendment has been determined to have no material impact on the financial statements.

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the Company’s financial instruments are comprised of the following:

Financial Instrument	Category	June 30, 2022	December 31, 2021
Cash and cash equivalents	Amortized cost	$36,486	$40,313
Marketable securities	Fair value through profit or loss	$617	$5,092
Receivables	Amortized cost	$41	$56
Accounts payable	Amortized cost	$9,761	$10,950

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The carrying values of the Company’s cash and cash equivalents, receivables and accounts payable approximate their fair values due to the short-term nature of these instruments. Marketable securities are measured using Level 1 inputs.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date. IFRS 9, Financial Instruments, requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

Condensed Interim Consolidated Financial Statements	8

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, foreign currency risk and other price risk. As at June 30, 2022, the Company is exposed to market risk on its marketable securities. A 10% change in the share price of the Company’s marketable securities at June 30, 2022 (Note 8) would result in a $62,000 change to the carrying value of the Company’s marketable securities and a change of the same amount to the Company’s unrealized gain on marketable securities.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

To protect the Company from unexpected remediation costs and to comply with the requirements of the Mines Act (British Columbia), a reclamation security has been provided to Ministry of Energy and Mines in the form of a surety bond. The Company has provided surety covering a total $15,950,000 of reclamation security at June 30, 2022 (December 31, 2021 – $15,970,000).

Liabilities presented as accounts payable and accrued liabilities are generally due within 90 days of June 30, 2022.

Other risks

COVID-19 has severely impacted economies around the globe. In many countries, including Canada, businesses have been forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, maintaining minimum distances between people, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in significant unemployment and an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening of certain sectors. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions.

To date, the Company’s operations have not been materially negatively affected by these events, apart from increasing costs, in particular around health and safety and housing field-staff. Additionally, in 2021 and six months ended June 30, 2022, operations have experienced higher inflation on material inputs due to COVID-19 driven market conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration of the impact, the severity of the consequences, nor the impact, if any, on the financial position and results of the Company for future periods.

Condensed Interim Consolidated Financial Statements	9

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

5.	RECEIVABLES

Receivables are comprised of the following:

	June 30, 2022	December 31, 2021
Mineral Exploration Tax Credit (“METC”)	$3,350	$3,793
Goods and services tax	899	3,405
Other	41	56
Total	$4,290	$7,254

6.	TRANSACTIONS WITH QUESTEX AND NEWMONT CORPORATION

On March 29, 2022, the Company entered into an agreement with QuestEx whereby Skeena agreed to acquire all of the issued and outstanding common shares of QuestEx, pursuant to a court approved plan of arrangement (the “QuestEx Transaction”) for cash and share consideration. QuestEx is an exploration company with mineral properties located in the Golden Triangle and Toodoggone area of British Columbia and its exploration projects include KSP, Kingpin, Sofia, Heart Peaks, Castle, Moat, Coyote, and North ROK. The consideration payable was determined as $0.65 cash (the “Cash Consideration”) and 0.0367 of a Skeena common share for each QuestEx common share outstanding at the closing of the QuestEx Transaction (the “Exchange Ratio”). It was also determined that Skeena replacement options and warrants were to be issued to the holders of QuestEx options and warrants at a number that reflected the Exchange Ratio, and at an exercise price determined as the QuestEx exercise price less the Cash Consideration, all divided by the Exchange Ratio (“Replacement Options” and “Replacement Warrants”, respectively). The QuestEx Transaction closed on June 1, 2022.

Concurrent with the QuestEx Transaction, Skeena signed an agreement with an affiliate of Newmont Corporation (“Newmont”) dated March 29, 2022 to sell certain QuestEx properties, including Heart Peaks, Castle, Moat, Coyote, and North ROK properties, and related assets (collectively, the “Northern Properties”), to Newmont via an asset purchase agreement on completion of the QuestEx Transaction for total consideration payable to Skeena of $25,598,000 (the “Newmont Transaction”). The Newmont Transaction closed on June 1, 2022.

The QuestEx Transaction has been accounted for as an asset acquisition, as QuestEx did not meet the definition of a business under the parameters of IFRS 3, Business Combinations.

The following summarizes the consideration paid and allocation to the net assets acquired from QuestEx on the date of the acquisition of QuestEx:

Consideration paid	Note	Number of Shares Issued	Amount
Cash paid	(i)	-	$18,749
Shares issued	(ii)	1,058,597	9,178
Promissory note issued to Newmont	(iii)	-	6,257
Replacement Options	(iv)	-	267
Replacement Warrants	(v)	-	61
QuestEx shares held by Skeena prior to QuestEx Transaction (Note 8)	(vi)	-	5,499
Transaction costs	(vii)	23,956	1,239
Total		1,082,553	$41,250

Condensed Interim Consolidated Financial Statements	10

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

6.	TRANSACTIONS WITH QUESTEX AND NEWMONT CORPORATION (continued)

Net assets (liabilities) acquired	Amount
Cash	$5,037
Marketable securities	253
Receivables	74
Prepaid expenses	43
Reclamation deposits	225
Exploration and evaluation assets	38,718
Accounts payable and accrued liabilities	(2,191)
Flow-through share premium liability	(909)
Total	$41,250

(i)

Cash paid was based upon acquiring 28,844,947 outstanding common shares of QuestEx at June 1, 2022, which excludes QuestEx common shares held by Skeena and Newmont at June 1, 2022 per Notes (vi) and (iii) below, respectively.

(ii)

The number of Skeena common shares issued was based upon acquiring 28,844,947 outstanding common shares of QuestEx at June 1, 2022, which excludes QuestEx common shares held by Skeena and Newmont at June 1, 2022 per Notes (vi) and (iii) below. The value of the share consideration was based on the market price of Skeena’s common shares on the TSX at the closing of the QuestEx Transaction.

(iii)

The Company issued a promissory note to Newmont in lieu of the cash and share consideration payable relating to QuestEx common shares held by Newmont. The promissory note did not bear any interest and was applied against the consideration due from Newmont pursuant to the Newmont Transaction.

(iv)

Skeena granted 77,158 Replacement Options based upon 2,102,676 outstanding options of QuestEx at June 1, 2022. The Replacement Options were valued using Black-Scholes option pricing model with the following weighted average inputs: expected life of 2.7 years, annualized volatility of 60%, dividend rate of 0% and risk-free interest rate of 2.78%.

(v)

Skeena issued 150,691 Replacement Warrants based upon 4,107,557 outstanding warrants of QuestEx at June 1, 2022. The Replacement Warrants were valued using Black-Scholes option pricing model with the following weighted average inputs: expected life of 0.3 years, annualized volatility of 35%, dividend rate of 0% and risk-free interest rate of 2.74%.

(vi)	As at June 1, 2022, Skeena held 5,668,642 common shares of QuestEx with a fair market value of $5,499,000 (Note 8).
(vii)

Transaction costs included $350,000 in Skeena common shares issued on the closing of the QuestEx Transaction and Newmont Transaction. Pursuant to the agreement with an advisor, the number of common shares issued was based upon the closing price of Skeena’s common shares on the TSX on March 29, 2022.

Upon closing of the Newmont Transaction, the Northern Properties, valued at $25,598,000, were sold to Newmont. Of the consideration totaling $25,598,000, the Company received $19,341,000, with the remaining $6,257,000 applied to settle the outstanding Promissory Note. After the closing of the Newmont Transaction, the fair value of the exploration and evaluation assets retained by Skeena amount to $13,120,000 (Note 7).

Condensed Interim Consolidated Financial Statements	11

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	EXPLORATION AND EVALUATION INTERESTS

Eskay Creek Property, British Columbia, Canada

On October 2, 2020, Skeena completed the acquisition of the Eskay Creek property (“Eskay”) from a subsidiary of Barrick Gold Corporation (“Barrick”). Eskay consists of eight mineral leases, two surface leases and several unpatented mining claims totalling 6,151 hectares.

KSP Property, British Columbia, Canada

On June 1, 2022, Skeena acquired the KSP property (“KSP”) upon its acquisition of QuestEx (Note 6).

Skeena holds a 100% interest in KSP, located to the southeast of the former Snip gold mine in the Golden Triangle of British Columbia. KSP is subject to a 2% net smelter return (“NSR”) royalty, of which 1% of the NSR royalty can be purchased for $2,000,000 within 240 days of commercial production.

Kingpin Property, British Columbia, Canada

On June 1, 2022, Skeena acquired the Kingpin property (“Kingpin”) upon its acquisition of QuestEx (Note 6).

Skeena holds a 100% interest in Kingpin, located in the Golden Triangle of British Columbia, contiguous with and to the south of KSP. Kingpin is subject to a 2% NSR royalty, of which 1% of the NSR royalty can be purchased for $1,000,000 within 240 days of commercial production and the remaining 1% of the NSR royalty for $5,000,000 at any time thereafter.

Snip Property, British Columbia, Canada

On July 19, 2017, the Company completed the final share payment under its option to acquire a 100% interest in the Snip property (“Snip”) from Barrick. The optioned property consists of one mining lease, holding the former Snip gold mine and four mineral tenures located in the Golden Triangle of British Columbia.

On October 14, 2021, Hochschild Mining Holdings Limited (“Hochschild”) exercised its option on Snip. Pursuant to the option agreement, Hochschild would need to incur expenditures of approximately $100 million during the option period. Should Hochschild successfully complete the earn-in, a joint venture would be established between Skeena and Hochschild.

Sofia Property, British Columbia, Canada

On June 1, 2022, Skeena acquired the Sofia property (“Sofia”) upon its acquisition of QuestEx (Note 6).

Sofia consists of a group of mining claims in the Liard Mining Division of northeast British Columbia. Sofia is subject to a 2% NSR royalty, of which 1% of the NSR royalty can be purchased for $2,000,000 within one year of commercial production.

Spectrum Property, British Columbia, Canada

On October 27, 2014, the Company acquired a 100% interest in an area of northwest British Columbia known as the Ice Mountain Lands, also known as the Spectrum property (“Spectrum”). On April 8, 2021, Skeena announced that a new conservancy to protect the environment and wildlife of Tahltan territory had been created covering Spectrum. Skeena returned its Spectrum mineral tenures, enabling the TCG, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate in creating this conservancy.

Condensed Interim Consolidated Financial Statements	12

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation assets

	Eskay	KSP	Kingpin	Snip	Sofia	Total
Balance, December 31, 2020	$73,182	$-	$-	$1,892	$-	$75,074
Adjust closure liability	787	-	-	(805)	-	(18)
Additions	475	-	-	-	-	475
Balance, December 31, 2021	$74,444	$-	$-	$1,087	$-	$75,531
Adjust closure liability	(1,014)	-	-	(722)	-	(1,736)
Additions	6	-	-	-	-	6
Acquisition of QuestEx properties (Note 6)	-	7,872	3,936	-	1,312	13,120
Balance, June 30, 2022	$73,436	$7,872	$3,936	$365	$1,312	$86,921

Exploration and evaluation expenses

Three months ended June 30, 2022	Eskay	Snip	Sofia	Total
Accretion	$2	$-	$-	$2
Assay and analysis/storage	392	3	-	395
Camp and safety	763	-	-	763
Claim renewals and permits	286	14	-	300
Depreciation (Note 9)	278	-	-	278
Drilling	4,300	-	-	4,300
Electrical	107	-	-	107
Environmental studies	1,361	75	-	1,436
Equipment rental	1,378	2	3	1,383
Fieldwork, camp support	4,774	46	46	4,866
Fuel	814	-	6	820
Geology, geophysics, and geochemical	4,982	18	10	5,010
Helicopter	885	-	16	901
Metallurgy	110	-	-	110
Part XII.6 tax	23	-	-	23
Share-based payments (Note 10)	877	-	-	877
Transportation and logistics	1,383	-	1	1,384
Total for the period	$22,715	$158	$82	$22,955

There were no exploration and evaluation expenses incurred on KSP and Kingpin during the three months ended June 30, 2022.

Condensed Interim Consolidated Financial Statements	13

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses (continued)

Six months ended June 30, 2022	Eskay	Snip	Sofia	Total
Accretion	$4	$-	$-	$4
Assay and analysis/storage	1,360	239	-	1,599
Camp and safety	1,178	-	-	1,178
Claim renewals and permits	377	28	-	405
Depreciation (Note 9)	787	-	-	787
Drilling	4,883	-	-	4,883
Electrical	390	-	-	390
Environmental studies	2,654	100	-	2,754
Equipment rental	3,640	3	3	3,646
Fieldwork, camp support	9,359	89	46	9,494
Fuel	1,499	-	6	1,505
Geology, geophysics, and geochemical	10,741	18	10	10,769
Helicopter	1,147	-	16	1,163
Metallurgy	127	-	-	127
Part XII.6 tax	23	-	-	23
Share-based payments (Note 10)	1,620	-	-	1,620
Transportation and logistics	2,610	1	1	2,612
Total for the period	$42,399	$478	$82	$42,959

There were no exploration and evaluation expenses incurred on KSP and Kingpin during the six months ended June 30, 2022.

Three months ended June 30, 2021	Eskay	Snip	Total
Accretion	$15	$-	$15
Assays and analysis/storage	342	531	873
Camp and safety	1,723	180	1,903
Claim renewals and permits	139	24	163
Community relations	18	-	18
Depreciation (Note 9)	483	-	483
Drilling	1,006	2,190	3,196
Electrical	404	132	536
Environmental studies	1,151	52	1,203
Equipment rental	1,731	103	1,834
Fieldwork, camp support	4,079	1,664	5,743
Fuel	528	210	738
Geology, geophysics, and geochemical	2,141	752	2,893
Helicopter	707	630	1,337
Metallurgy	70	5	75
METC and government sales tax recovery	(108)	-	(108)
Share-based payments (Note 10)	306	144	450
Transportation and logistics	1,507	760	2,267
Total for the period	$16,242	$7,377	$23,619

Condensed Interim Consolidated Financial Statements	14

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses (continued)

Six months ended June 30, 2021	Eskay	Snip	Total
Accretion	$35	$-	$35
Assays and analysis/storage	2,380	698	3,078
Camp and safety	4,336	402	4,738
Claim renewals and permits	251	41	292
Community relations	38	-	38
Depreciation (Note 9)	647	-	647
Drilling	2,742	4,310	7,052
Electrical	500	308	808
Environmental studies	2,102	581	2,683
Equipment rental	6,438	713	7,151
Fieldwork, camp support	6,669	2,822	9,491
Fuel	1,404	625	2,029
Geology, geophysics, and geochemical	4,890	1,028	5,918
Helicopter	1,020	1,791	2,811
Metallurgy	169	10	179
METC and government sales tax recovery	(840)	-	(840)
Share-based payments (Note 10)	627	276	903
Transportation and logistics	3,686	2,113	5,799
Total for the period	$37,094	$15,718	$52,812

8.	MARKETABLE SECURITIES

The following is a continuity schedule of the marketable securities:

	Cost	Fair Value
Balance, December 31, 2020	$832	$2,985
Acquired	3,415	3,415
Disposed	(364)	(1,256)
Realized gain	-	892
Unrealized loss	-	(944)
Balance, December 31, 2021	$3,883	$5,092
Derecognition of QuestEx shares held upon closing of QuestEx Transaction (Note 6)	(3,415)	(5,499)
Acquired upon closing of QuestEx Transaction (Note 6)	253	253
Unrealized gain	-	771
Balance, June 30, 2022	$721	$617

During the six months ended June 30, 2022, gain on marketable securities of $771,000 (six months ended June 30, 2021 – gain of $1,726,000) is comprised of realized gain on marketable securities of $nil (six months ended June 30, 2021 – gain of $892,000) and unrealized gain on marketable securities of $771,000 (six months ended June 30, 2021 – gain of $834,000).

Condensed Interim Consolidated Financial Statements	15

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	CAPITAL ASSETS

					Right-of-Use
	Computer			Right-of-Use	Asset -
	Hardware		Buildings &	Asset - Office	Equipment	Leasehold
	& Software	Equipment	Structures	Lease	Leases	Improvements	Total
Cost
Balance, December 31, 2020	$193	$1,194	$8,587	$1,683	$2,522	$2,511	$16,990
Additions	-	1,017	4,045	93	-	286	5,441
Transfer on purchase	-	578	-	-	(578)	-	-
Disposals	-	(40)	-	-	-	-	(40)
Balance, December 31, 2021	$193	$2,749	$12,632	$1,776	$1,944	$2,797	$22,091
Additions	-	222	342	9	-	-	573
Transfer on purchase	-	-	4,466	-	(1,669)	(2,797)	-
Disposals	-	(545)	-	-	-	-	(545)
Balance, June 30, 2022	$193	$2,426	$17,440	$1,785	$275	$-	$22,119
Accumulated depreciation
Balance, December 31, 2020	$132	$456	$-	$479	$238	$-	$1,305
Depreciation – G&A	20	7	-	280	13	-	320
Depreciation – E&E (Note 7)	-	289	512	-	400	494	1,695
Disposals	-	(4)	-	-	-	-	(4)
Balance, December 31, 2021	$152	$748	$512	$759	$651	$494	$3,316
Depreciation – G&A	6	3	-	128	7	-	144
Depreciation – E&E (Note 7)	-	196	420	-	79	92	787
Transfer on purchase	-	112	1,114	-	(640)	(586)	-
Disposals	-	(203)	-	-	-	-	(203)
Balance, June 30, 2022	$158	$856	$2,046	$887	$97	$-	$4,044
Carrying value
Balance, December 31, 2021	$41	$2,001	$12,120	$1,017	$1,293	$2,303	$18,775
Balance, June 30, 2022	$35	$1,570	$15,394	$898	$178	$-	$18,075

During the six months ended June 30, 2022, the Company sold equipment with a carrying value of $342,000 for gross proceeds of $255,000, resulting in a loss of $87,000. The loss was recorded in fieldwork and camp support expense within exploration and evaluation expenses (Note 7).

Condensed Interim Consolidated Financial Statements	16

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

10.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the six months ended June 30, 2022 and 2021 is as follows:

	2022	2021
Director remuneration	$88	$118
Officer & key management remuneration[1]	$1,712	$748
Share-based payments	$2,943	$7,535

[1]

Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management. These costs are components of both administrative wages and exploration expenses categories in the unaudited condensed interim consolidated statements of loss and comprehensive loss.

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the six months ended June 30, 2022 and 2021. During the six months ended June 30, 2022, share-based payment expenses to related parties recorded in exploration and evaluation expense and general and administrative expense amount to $691,000 and $2,252,000, respectively (2021 – $903,000 and $6,632,000, respectively).

Recoveries

During the six months ended June 30, 2022, the Company recovered salaries of $5,000 (2021 – $9,000) from a company with a common officer as a result of billing for services provided. The salary recoveries were recorded in administrative salaries expense.

Receivables

Included in receivables at June 30, 2022 is $10,000 (December 31, 2021 – $5,000) due from companies with common directors or officers, in relation to salary and other recoveries.

11.	FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability related to flow-through share issuances:

Balance, December 31, 2020	$1,335
Creation of flow-through share premium liability on issuance of flow-through shares	23,968
Settlement of flow-through share premium liability pursuant to qualified expenditures	(12,890)
Balance, December 31, 2021	$12,413
Assumption of flow-through share premium liability upon acquisition of QuestEx (Note 6)	909
Settlement of flow-through share premium liability pursuant to qualified expenditures	(7,114)
Balance, June 30, 2022	$6,208

Condensed Interim Consolidated Financial Statements	17

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

11.	FLOW-THROUGH SHARE PREMIUM LIABILITY (continued)

Issued during the year ended December 31, 2021: As a result of the issuance of flow-through shares during the year ended December 31, 2021, the Company had a commitment to incur $74,460,000 in qualifying Canadian exploration expenses (“CEE”) on or before December 31, 2022. As of December 31, 2021, the remaining commitment was $35,804,000 and during the six months ended June 30, 2022, $20,454,000 of this commitment was satisfied, with $15,350,000 remaining.

Acquired from QuestEx: As a result of the acquisition of QuestEx on June 1, 2022 (Note 6), the Company assumed QuestEx’s commitment to incur $3,279,000 in qualifying CEE on or before December 31, 2022. During the six months ended June 30, 2022, $81,000 of this commitment was satisfied, with $3,198,000 remaining.

There were no flow-through shares issued during the six months ended June 30, 2022.

12.	CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

Private placements

On March 8, 2021, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $12,771,000 were raised by the issuance of 709,497 flow-through shares at a price of $18.00 per flow-through share.

On March 31, 2021, the Company closed the second tranche of a non-brokered private placement offering, whereby gross proceeds of $4,500,000 were raised by the issuance of 250,000 flow-through shares at a price of $18.00 per flow-through share.

On April 12, 2021, the Company closed the third tranche of a non-brokered private placement offering, whereby gross proceeds of $4,282,000 were raised by the issuance of 237,901 flow-through shares at a price of $18.00 per flow-through share.

On May 17, 2021, the Company closed a bought deal public offering, whereby gross proceeds of $57,500,000 were raised by the issuance of 4,637,097 common shares at a price of $12.40 per common share.

Tahltan Investment Rights

On April 16, 2021, the Company entered into an investment agreement with the Tahltan Central Government (“TCG”), pursuant to which TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one common share upon the achievement of key Company and permitting milestones (“Milestones”), or over time, as follows:

•	119,785 Rights: earlier of Milestone 1 achievement or April 16, 2023;
•	119,785 Rights: earlier of Milestone 2 achievement or April 16, 2023;
•	79,857 Rights: earlier of Milestone 3 achievement or April 16, 2023; and
•	79,858 Rights: earlier of Milestone 4 achievement or April 16, 2024.

On July 19, 2021, Milestones 2 and 3 set forth within the agreement were met, resulting in the conversion of 199,642 Rights into 199,642 common shares of the Company valued at $2,500,000.

Condensed Interim Consolidated Financial Statements	18

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

12.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments

Transactions during the six months ended June 30, 2021

On June 25, 2021, the Company granted 2,592,322 stock options to various directors, officers and employees of the Company. The options have a term of 5 years, expiring on June 25, 2026. All of the options vest over a 36-month period, with one third of the options vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. Options granted to US citizens employed or acting as directors of the Company vested immediately. Each option allows the holder thereof to purchase one common share of the Company at a price of $13.58 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $17,964,000.

Transactions during the six months ended June 30, 2022

On April 21, 2022, the Company granted 103,264 stock options to various directors, officers, employees and consultants of the Company. The options have a term of 5 years, expiring on April 21, 2027. All of the options vest over a 36-month period, with 34% of the options vesting after 12 months, 33% vesting after 24 months, and 33% vesting after 36 months. Each option allows the holder thereof to purchase one common share of the Company at a price of $13.00 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $675,000.

On April 21, 2022, the Company granted 291,285 Restricted Share Units (“RSUs”) to various directors, officers, employees and consultants of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $3,787,000. The RSUs will vest on April 21, 2024.

On April 21, 2022, the Company granted 230,769 RSUs to an officer of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $3,000,000. The RSUs will vest over a 24-month period, with one third of the RSUs vesting on each of April 21, 2023, October 21, 2023, and April 21, 2024.

On June 1, 2022, the Company issued 1,058,597 common shares valued at $9,178,000 to the shareholders of QuestEx pursuant to the QuestEx Transaction. The Company also issued 23,956 common shares valued at $350,000 to a third party relating to transaction costs associated with the QuestEx Transaction (Note 6).

On June 1, 2022, the Company issued 77,158 Replacement Options to the holders of QuestEx options pursuant to the QuestEx Transaction. The Replacement Options have expiry dates between June 6, 2022 and December 21, 2026. All of the Replacement Options vested immediately. Each Replacement Option allows the holder thereof to purchase one common share of the Company at a price between $1.36 to $53.13 per common share. The Replacement Options were valued using the Black-Scholes option pricing model and had a fair value of $267,000 (Note 6).

On June 1, 2022, the Company issued 150,691 Replacement Warrants to the holders of QuestEx warrants pursuant to the QuestEx Transaction. The Replacement Warrants have expiry dates between August 20, 2022 and April 15, 2023. All of the Replacement Warrants vested immediately. Each Replacement Warrant allows the holder thereof to purchase one common share of the Company at a price between $2.72 to $23.16 per common share. The Replacement Warrants were valued using the Black-Scholes option pricing model and had a fair value of $61,000 (Note 6).

Condensed Interim Consolidated Financial Statements	19

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

12.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

Share purchase warrant and stock option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Weighted average inputs used were as follows:

	Warrants		Stock Options
	2022	2021	2022	2021
Expected life (years)	0.3	-	3.2	3.1
Annualized volatility	35%	-	65%	78%
Dividend rate	0.00%	-	0.00%	0.00%
Risk-free interest rate	2.74%	-	2.65%	0.65%

Share purchase warrant, RSUs and stock option transactions are summarized as follows:

	Warrants		RSUs	Stock Options
		Weighted			Weighted
		Average			Average
	Number	Exercise Price	Number	Number	Exercise Price
Outstanding, December 31, 2020	2,812,500	$10.80	48,084	5,274,972	$5.16
Granted	-	$-	8,000	2,616,222	$13.57
Exercised	-	$-	-	(2,448,237)	$3.39
Cancelled	-	$-	-	(167,833)	$4.53
Outstanding, December 31, 2021	2,812,500	$10.80	56,074	5,275,124	$10.18
Granted	-	$-	522,054	103,264	$13.00
Exercised	(2,812,500)	$10.80	(48,074)	(456,456)	$5.27
Cancelled	-	$-	(3,096)	(44,634)	$12.73
Replacement Warrants (Note 6)	150,691	$14.19	-	-	$-
Replacement Options (Note 6)	-	$-	-	77,158	$9.87
Outstanding, June 30, 2022	150,691	$14.19	526,958	4,954,456	$10.67
Exercisable, June 30, 2022	150,691	$14.19	-	3,265,274	$9.69

The weighted average share price at the date of exercise of the stock options was $15.51 during the six months ended June 30, 2022 (2021 – $13.40). The weighted average share price at the date of exercise of the warrants was $15.78 during the six months ended June 30, 2022 (2021 – no exercise of warrants).

The weighted average remaining contractual life of the stock options at June 30, 2022 is 3.33 years (December 31, 2021 – 3.95 years). The weighted average contractual life of the warrants at June 30, 2022 is 0.23 years (December 31, 2021 – 0.75 years).

Condensed Interim Consolidated Financial Statements	20

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

12.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

As at June 30, 2022, stock options and share purchase warrants outstanding were as follows:

	Number	Exercise Price	Expiry Date
Stock options	1,468	$6.81	August 11, 2022
	9,188	$9.54	August 11, 2022
	3,670	$8.45	August 11, 2022
	67,500	$3.08	January 15, 2023
	12,000	$1.64	April 15, 2024
	43,525	$1.80	August 7, 2024
	12,936	$14.99	September 5, 2024
	376,920	$4.16	January 17, 2025
	1,137	$6.81	April 1, 2025
	569,167	$4.48	May 8, 2025
	50,000	$11.72	July 27, 2025
	15,643	$9.54	September 28, 2025
	1,092,918	$10.08	November 27, 2025
	21,282	$8.45	April 15, 2026
	2,543,489	$13.58	June 25, 2026
	3,670	$4.09	September 15, 2026
	23,900	$12.52	October 4, 2026
	5,504	$1.36	December 21, 2026
	100,539	$13.00	April 21, 2027
	4,954,456	$10.67

Warrants	60,540	$14.99	August 20, 2022
	29,796	$23.16	August 20, 2022
	47,532	$9.54	September 28, 2022
	12,713	$6.81	March 31, 2023
	110	$2.72	April 15, 2023
	150,691	$14.19

As at June 30, 2022, RSUs outstanding were as follows:

	Number	Vesting Date
RSUs	76,923	April 21, 2023
	8,000	October 4, 2023
	76,923	October 21, 2023
	365,112	April 21, 2024
526,958

Condensed Interim Consolidated Financial Statements	21

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions during the six months ended June 30, 2022 and 2021 that were not presented elsewhere in the condensed interim consolidated financial statements are as follows:

	2022	2021
Capital asset additions included in accounts payable and accrued liabilities	$208	$-
Proceeds from sale of equipment recorded in receivables	$16	$-

During the six months ended June 30, 2022 and 2021, the Company did not make any payments towards interest or income taxes.

14.	CONTINGENCIES

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

Eilat Exploration Ltd. and its related parties have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the APA in April of 2016. After a prolonged period of inactivity, in March 2021, the Company applied to have one of these claims dismissed. The application to dismiss has been adjourned by the court and will be heard at a later date. The outcome of these events is not determinable at this time, however these matters are not expected to have a material effect on the financial statements of the Company.

On August 27, 2021, an individual holding a mineral claim on the lands that underlie Skeena’s Albino Lake Storage Facility applied to the Chief Gold Commissioner for a determination as to the ownership of the “minerals” in the materials deposited in the Albino Lake Storage Facility by the previous operators of the Eskay Creek Mine. The materials in question consist of tailings and minerals, containing sulphides and certain deleterious elements from the Eskay Creek Mine and are managed by Skeena under a Lands Act surface lease, and authorizations under the Mines Act and Environmental Management Act. Notwithstanding Skeena’s ongoing environmental obligations in respect of these materials, on February 7, 2022, the Chief Gold Commissioner handed down a decision, determining that the individual, Richard Mills, owns all the materials in the Albino Lake Storage Facility. On March 7, 2022, the Company filed an appeal against the Chief Gold Commissioner’s decision to the Supreme Court of British Columbia in accordance with the appeal provisions in the BC Mineral Tenure Act. The court date for the appeal is preliminarily scheduled on August 29, 2022. The outcome of this matter is not determinable at this time, however this matter is not expected to have a material effect on the financial statements of the Company.

15.	SUBSEQUENT EVENTS

Subsequent to June 30, 2022, the Company issued a conditional grant of incentive stock options and RSUs (“Performance-Linked Options” and “Performance-Linked RSUs”, respectively). None of the Performance-Linked Options or Performance-Linked RSUs will vest unless certain ESG-linked minimum award threshold criteria are met. Further, the number of Performance-Linked RSUs and Performance-Linked Options that vest will vary depending on the results of the Eskay Creek Feasibility Study.  A maximum of 275,616 Performance-Linked Options exercisable for five years at a price of $7.08 per common share, and 975,684 Performance-Linked RSUs were authorized. The Performance-Linked RSUs vest two years from the date of publishing the Eskay Creek Feasibility Study, and one third of the Performance-Linked Options vest every 12 months following the date of publishing the Eskay Creek Feasibility Study.

Condensed Interim Consolidated Financial Statements	22

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

15.      SUBSEQUENT EVENTS (continued)

Subsequent to June 30, 2022, the Company granted 50,000 RSUs and 50,000 incentive stock options exercisable for five years at a price of $7.08 per common share as a recruitment, retention and incentive tool. The RSUs vest on August 3, 2024, and one third of the options vest every 12 months following August 3, 2022.

Subsequent to June 30, 2022, the Company entered into an asset purchase agreement with Coast Copper Corp. (“Coast Copper”) to acquire three properties in the Golden Triangle area, near Eskay. The properties total 8,724 hectares and are located on either side of Newcrest and Imperial Metals’ Red Chris mine, approximately 20km southeast of the village of Iskut. The agreement remains subject to Coast Copper satisfying usual and customary conditions to close.  Certain of the properties are subject to up to a 2% NSR royalty. Upon close, the purchase price of $3,000,000 will be payable in six equal semi-annual payments of $250,000 in cash and an equal value of Skeena shares.

Condensed Interim Consolidated Financial Statements	23